SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934**

June 7, 2004
_____

Date of Report (Date of earliest event reported)

Alico, Inc.
_____

(Exact name of registrant as specified in its charter)

Florida
_____

(State or other jurisdiction of incorporation)

0-261	**59-0906081**
(Commission File Number)	**(IRS Employer Identification No.)**

P.O. Box 338 La Belle, FL 33975
_____

(Address of Principal Executive Offices)

Registrant's telephone number, including area code: (863) 675-2966

Item 4. Changes in Registrant's Certifying Accountant

(a) Former independent accountants

Effective June 7, 2004, Alico, Inc. (Alico) dismissed KPMG LLP (KPMG), which had previously served as Alico's independent accountants, and engaged Tedder, James, Worden & Associates as its new independent accountants. The Audit Committee of Alico's Board of Directors made the decision to change independent accountants.

The reports of KPMG on the financial statements of Alico for the past two fiscal years contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. In connection with its audits of Alico for the two most recent fiscal years and through June 7, 2004, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolve to the satisfaction of KPMG, would have caused KPMG to make reference thereto in their report on the financial statements for such years. During the two most recent fiscal years and through June 7, 2004, there were no reportable events as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

Alico has furnished to KPMG the statements made in this Item 4 and has requested that KPMG furnish it with a letter addressed to the Commission stating whether or not it agrees with such statements. A copy of such letter, will be filed as soon as it is received.

(b) New independent accountants

As stated above, Alico engaged Tedder, James, Worden & Associates (Tedder) as its new independent accountants effective June 7, 2004. This decision was made by the Audit Committee of Alico's Board of Directors.

During the two most recent fiscal years and through June 8, 2004, Alico has not consulted with Tedder on any matter that (i) involved the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Alico's financial statements, in each case where a written report was provided or oral advice was provided that Tedder concluded was an important factor considered by Alico in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

Item 7. Financial Statements and Exhibits

(c) *Exhibits*.

> 99.1   Press Release announcing change in auditors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 8, 2004   **ALICO, INC.**

                                              By: /s/   L. Craig Simmons
                                              _____

                                              L. Craig Simmons
                                              Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	<u>Press release announcing change of auditors</u>.

La Belle, Florida

ALICO, INC. ANNOUNCES CHANGE OF ACCOUNTANTS

Alico, Inc., (ALCO), a La Belle agribusiness company, announced today that it has terminated its relationship with the public accounting firm, KPMG LLP, which has previously served as Alico's independent accountants and engaged the public accounting firm of Tedder, James, Worden & Associates, Orlando, Florida to provide such services effective as of June 8, 2004. Larry Carter, a member of Alico's Board and Chairman of Alico's audit committee, stated that this decision was made by the audit committee after careful consideration of the responses, including one from KPMG, which the Company received as a result of its Request for Proposals. Mr. Carter noted that the decision to change auditors was not the result of any disagreement between the Company and KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures. He stated that "Alico has had a 21 year association with KPMG and we value and appreciate the auditing work that has been done by them." He further noted that the Committee had found all submitting firms to be qualified and the decision was made after extensive analysis by the Audit Committee of the service needs of the Company, the independence of the auditors submitting proposals, cost efficiencies and an evaluation by the Committee of the ability of the submitting firms to best provide the services requested.

For further information contact: W. Bernard Lester

(863) 675-2966